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                                  EXHIBIT 2.1


                             FOR IMMEDIATE RELEASE
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Subject:  Company receives tenders for 2,355,575 shares.

Contact:  Thomas P. Baumann (619) 549-2922


        SAN DIEGO, California, September 12, 1995 -- Beeba's Creations, Inc. (NASDAQ-BEBA) announced today that it has received tenders for a total of 2,355,575 shares of its common stock in connection with its previously announced tender offer to purchase up to 1,200,000 shares of its outstanding common stock at a price of $8.00 per share. The tender offer expired on September 1, 1995. The shares tendered have been purchased by the Company from all shareholders on a pro rata basis of approximately 51%.


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